SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 26 March 2008


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):









26 March 2008
                                BANK OF IRELAND

             STOCK ALTERNATIVE SCHEME; RE-ISSUE FROM TREASURY STOCK


Bank of Ireland announces that it has re-issued from Treasury Stock 47,330 units of Ordinary Stock of nominal value of EUR0.64 each (Ordinary Stock) at EUR8.264 each to satisfy the requirements of those who have elected to exercise options under the Executive Stock Option Scheme.

Following the re-issue, Bank of Ireland holds 26,171,502 units of Ordinary Stock as Treasury Stock. The number of units of Ordinary Stock is now 1,000,042,593 excluding Treasury Stock.

The number of units of euro Preference Stock in issue is 3,026,598 and the number of units of Sterling Preference Stock in issue is 1,876,090.


/ends


Enquiries:-

John Clifford, Group Secretary's Office
+353 1 6043400


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 26 March 2008